C21 Investments Announces Preliminary Year-End Results

A 5th Consecutive Year of Positive Free Cash Flow

VANCOUVER, May 7, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced its unaudited financial results for the fiscal year ended January 31, 2024. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Unaudited Fiscal Year Financial Highlights (February 1, 2023 to January 31, 2024):

  Revenue of $28.3 million, down 2% from last year - state of Nevada sales down 6% over the same period1
  Gross Margin of 39.4%, down from 46.4% the previous year driven primarily by one-time items discussed below
  Adjusted EBITDA2 of $4.6 million
  Earnings (Loss) per Share of ($0.02) compared to $0.00 last year
  Cash Flow from Operations of $3.3 million; Free Cash Flow2 of $2.7 million inclusive of $1.3 million taxes paid in the year
  Total Liabilities reduced by $1.5 million for the year

Q4 Financial Highlights (November 1, 2023 to January 31, 2024):

  Revenue of $6.5 million - a 1% increase in same store sales over the previous Q4, offset by a decline in wholesale revenue
  Gross Margin of 43.5%, up from 40.0% in Q3, and up significantly from 23.5% in Q4 last year
  Adjusted EBITDA of $1.1 million, an increase of 16% over Q3 and 17% over the prior Q4
  Cash Flow from Operations of $0.5 million which includes a partial tax payment made in Q4

Fiscal Year and Q4 Management and Operational Commentary:

"We are pleased our Company continues to outperform the state of Nevada in terms of retail sales and cash generation. C21 reported a small increase in same store sales2 over the previous Q4 despite sales in Nevada declining 12% over the same period1 - a testament to our strong brand and loyal customer base that has consistently generated 500,000 customer transactions annually." stated CEO and President, Sonny Newman. "Our Gross Margins in Q4 have rebounded now that we have completed improvements to our grow facilities. We have been actively adjusting our business mix as we scale back lower margin wholesale activities to better position the business for the recently announced addition of our new dispensary - an ideally located, purpose-built 6,500 square foot facility in Southern Reno. We expect to close the acquisition this month. This new dispensary will be launched under our Silver State Relief banner. Continued expansion of our retail footprint in Nevada remains a key priority."

1 State of Nevada cannabis sales: https://www.headset.io/markets/nevada

2 "Free Cash Flow", "Adjusted EBITDA" and "same store sales" are non-GAAP financial measures. See "Non-GAAP Financial Measures" below for a discussion of such non-GAAP financial measures and a reconciliation to the closest comparable GAAP financial measures.

C21 generated $28.3 million in revenue for the year, down 2% year-over-year, while Nevada sales decreased 6% over the same period1. Q4 revenue of $6.5 million was down 4.8% compared to Q3 sequentially despite a 12% decline in Nevada sales for the comparative period1. The decline in Q4 sales was due to decreased wholesale activity in response to lower prices in this industry segment, with retail same store sales remaining stable, up 1% over the previous Q4.

Gross Margin for the year was 39.4%, down from 46.4% last year, resulting from a number of factors including curtailment of our cultivation operations to facilitate grow room improvements, implementation of an expanded customer loyalty program, inflation pressures and price compression in the industry. Q4 Gross Margins of 43.5%, up from 23.5% in the fourth quarter last year, and up 350 basis points from Q3, reflects the rebound in margins having completed the improvements to the facility. Margins, while continuing to improve throughout the year, remain compressed relative to historical levels due to continued pricing pressures in the state.

Cash Flow from Operations was $3.3 million for the year, after $1.3 million of income taxes paid.  Including taxes payable for the period, Operating Cash Flow and Free Cash Flow2 were both positive for the year.

C21 reported a Net Income Before Tax of $1.1 million and a Net Loss of $2.5 million, or $0.02 per share.  The Company generated $4.6 million of Adjusted EBITDA2 for the year, including $1.1 million in Q4, up 16% over Q3 and 17% over the previous fourth quarter.

Cash at the end of Q4 was $2.4 million, up $0.5 million from Q3 due to positive Free Cash Flow2 generated. Income taxes of $0.3 million were paid in Q4 and $1.3 million for the fiscal year. Total Liabilities for the year have been reduced by $1.5 million compared to last year.

As C21 operates in the cannabis industry, the Company is subject to the limitations of Internal Revenue Code ("IRC") Section 280E for US income tax purposes. Under 280E, the Company is only allowed to deduct expenses for tax purposes directly related to costs of goods sold. Given the recent announcement by the D.E.A. to reclassify cannabis as a Schedule III drug, C21 anticipates the elimination of the future applicability of IRC Section 280E on its business upon final rule. Many U.S. cannabis operators are currently challenging the historic applicability of 280E on state-legal operations. C21 is reviewing its tax stance regarding these matters.

During the year, the Company appointed Aron Swan as its Chief Operating Officer ("COO")(see news release dated September 7, 2023). C21 has established the COO role to support the Company's long-term growth objectives. In addition, the Company completed construction of a drive-through facility at its flagship dispensary in Sparks, which commenced operations in September.

Following the year-end, the Company announced an agreement to acquire a 6,500sqf dispensary in Reno, Nevada (see news release dated March 15, 2024).

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures the Company's ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of the Company's performance and net cash provided by operating activities as a measure of liquidity.

Free Cash Flow:

Quarter Ended	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023	January 31, 2023

Cash Provided by Operating Activities from Continuing Operations	$506,477	$(110,329)	$1,649,786	$1,204,347	$1,215,735
OCF Margin%
Purchase of Property and Equipment	(7,240)	(259,343)	(202,182)	(41,803)	(9,071)
Free Cash Flow	499,237	(369,372)	$1,447,604	$1,162,544	1,206,664

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

"same store sales" is a metric commonly used in the retail industry and is defined as retail sales for stores in operation in the applicable comparable periods. The Company believes this metric is useful in assessing sales trends over a particular period of time.

Adjusted EBITDA:

	Q4	Q3	Q2	Q1	Q4
	January 31, 2024	Oct 31, 2023	July 31, 2023	Apr 30, 2023	Jan 31, 2023
Net Income (Loss)	$(1,209,694)	$(376,150)	$(416,086)	$(471,045)	$(2,119,159)

Interest expenses, net	-	-	3,956	31,254	60,530
Provision for Income Taxes	1,723,925	563,100	602,674	592,426	672,164
Depreciation and Amortization	359,568	355,536	346,294	347,578	340,664
Depreciation and Interest in COGS	203,092	203,092	203,092	203,092	203,091
EBITDA	$1,076,891	$745,578	$739,930	$703,305	$(842,710)
Change in fair value of derivative liabilities	59,217	-	-	392,155	14,830
Share based compensation	5,527	5,499	5,595	5,507	20,803
Loss from discontinued operations	(40,357)	18,932	19,351	83,891	713,712
One-time special project costs	-	159,000	-	-	-
Production curtailment, non-cash inventory adjustments	-	-	206,000	450,000	1,012,000
Other gain/loss	(4,083)	13,800	921	(73,695)	18,723
Adjusted EBITDA	$1,097,195	$942,809	$971,797	$1,561,163	$937,358

Q4 Balance Sheet Summary:

(US$)	January 31, 2024	January 31, 2023
Assets
Cash	2,408,526	1,891,772
Inventory	2,708,721	4,173,573
Other current	2,015,548	2,533,949
Current Assets	7,132,795	8,599,294
Fixed Assets/Goodwill/Intangibles, deferred tax	47,233,895	49,712,110
Total Assets	54,366,690	58,311,404

Liabilities
Accounts payable	2,106,399	2,921,426
Promissory note - current portion	-	2,026,667
Income taxes payable	9,719,872	7,736,858
Other notes, current lease, deferred tax etc.	2,351,292	2,289,316
Current Liabilities	14,177,563	14,974,267
Lease liabilities	8,074,139	8,554,702
Derivative liability and other	235,707	467,359
Total Liabilities	22,487,409	23,996,328

Shareholders' Equity	31,879,281	34,315,076
Total Liabilities and Shareholders' Equity	54,366,690	58,311,404

Summary Income Statement for the years ended :

(US$)	January 31, 2024	January 31, 2023
Revenue	28,285,200	28,888,410
Cost of Sales	17,135,434	15,487,264
Gross Profit	11,149,766	13,401,146
Gross Margin%	39.4%	46.4%
Total Expenses	9,635,274	9,445,908
Income from Operations	1,514,492	3,955,483
Income Tax Expense	(3,482,125)	(2,809,768)
Net Income (Loss)	(2,472,975)	293,211

Q4 Financial Summary:

	Q4	Q3
(US$)	January 31, 2024	October 31, 2023
Revenue	6,548,812	6,882,078
Cost of Sales	3,702,469	4,129,429
Gross Profit	2,846,343	2,752,649
Gross Margin%	43.5%	40.0%
Total Expenses	2,317,335	2,532,967
Income from Operations	529,008	219,682
Income Tax Expense	(1,723,925)	(563,100)
Net Income (Loss)	(1,209,694)	(357,218)
Earnings (Loss) Per Share	(0.01)	(0.00)

Retail Sales Summary:

(US$)	Q4	Q3	Q2	Q1	Q4
	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023	January 31, 2023
Retail Sales	6,303,351	6,433,991	6,383,974	6,193,356	6,248,051
Wholesale Sales	245,461	448,087	778,133	1,498,847	785,001
Total Sales	6,548,812	6,882,078	7,162,107	7,692,203	7,033,052

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements include, but are not limited to, statements with respect to: the completion of the new dispensary and the expected benefits to be derived therefrom, including the ability of the Company to expand its retail footprint in Nevada; the intention to integrate and rebrand the new dispensary after acquisition; the Company's response to the continuing applicability of Section 280E to its business and operations; and the launch of the drive-through facility at the Spark, Nevada dispensary.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: (i) the successful completion of the acquisition of the new dispensary in Nevada and the integration of the assets acquired in connection therewith; (ii) the ability to manage anticipated and unanticipated costs; (iii) achieving the anticipated results of the Company's strategic plans; (iv) obtaining and maintaining all required licenses, approvals and permits, including regulatory approvals required to complete the acquisition of the new dispensary; and (v) general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: the inability to consummate the acquisition of the new dispensary and the inability to obtain required regulatory approvals and third-party consents and the satisfaction of other conditions to the consummation of the dispensary acquisition on the proposed terms; the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally, including developments surrounding Section 280E, and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the cannabis industry in the United States, and those other risk factors discussed in the Company's 20F filing with the SEC and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.